                                            Filed by Kana Communications, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant to Rule 14a-12 of the
                                               Securities Exchange Act of 1934

                                       Subject Company:  Silknet Software Inc.
                                                 Commission File No. 000-25491


ON FEBRUARY 7, 2000, KANA COMMUNICATIONS, INC., A DELAWARE CORPORATION, AND SILKNET SOFTWARE INC., A DELAWARE CORPORATION, JOINTLY ISSUED THE FOLLOWING PRESS RELEASE:

REPORTERS NOTE: A media teleconference is scheduled for Monday, February 7 at 7:30 a.m. PT/10:30 a.m. ET. Domestic dial-in: 1-800-260-0702 and International:
651-224-7472.  The teleconference call name is "Kana Communications"

FOR IMMEDIATE RELEASE


KANA AND SILKNET SIGN LANDMARK MULTI-BILLION DOLLAR MERGER


Two of the fastest growing public software companies unite in one of the industry's largest

e-business software deals


REDWOOD CITY, CA & MANCHESTER, NH - February 7, 2000 - Kana Communications, Inc. (www.kana.com), a leading provider of online customer communications solutions for marketing, sales and service, and Silknet Software Inc. (www.silknet.com), a leading provider of customer-centric e-business applications and systems, two of the industry's fastest growing public e-business software companies, today announced the signing of a merger agreement valued at $4.2 billion dollars. This represents one of the largest e-business software mergers to date. With this merger, Kana will take online customer communications to a new level by adding Silknet's comprehensive customer-facing e-business platform and applications to Kana's existing solutions for marketing, sales and service. Customer-facing applications are unique in that they allow customers, including consumers, employees or partners, to view their relationship with an e-business such as their preferences, support requests, sales questions and order status. E-businesses will be able to rely on Kana to proactively connect customers and partners together, increasing revenue, decreasing costs and building customer loyalty - fundamentally changing how e-businesses relate to their customers.

Under the terms of the definitive merger agreement, each outstanding share of Silknet common stock will be exchanged for 0.83 shares of Kana common stock, which represents a 21% premium over the average exchange ratio for the last 30 days. In addition, all outstanding options and warrants to purchase Silknet common stock will be assumed by Kana, adjusted for the exchange ratio. On a fully diluted basis, Kana will issue (or reserve) approximately 16.4 million shares of its common stock having a value of approximately $4.2 billion based on Kana's closing stock price on February 4, 2000. This represents 33.7% of the combined company.

Since its founding, Kana has developed solutions that allow e-businesses to build their communications infrastructure around a singular focus: the customer. Its unique online customer communications solutions have established a leadership position for Kana in the growing e-business communications marketplace. The combined company will extend this leadership position with a combined customer list of approximately 450 leading e-businesses that includes Microsoft, Williams-Sonoma, E*TRADE, and eBay. Kana's customers consist of 12 of the top 20 most trafficked Web sites, many of the leading Fortune 500 e-businesses, and four of the top five e-commerce sites (Media Metrix, November
1999). Kana and Silknet's rapid growth has resulted from the solutions they developed from the ground up to meet the specific needs of e-business, including a Web-based architecture, scalability and the integration of online and traditional communications channels. The combined company will employ more than 600 people worldwide - including over 200 in research and development and approximately 200 in sales and marketing. Additionally, the company will be able to leverage significant operations on both the west and east coast, the key technology hubs of North America, as well as global sales and services teams.

"This combination enables Kana to expand our leadership by providing a web-
architected            e-business platform and a comprehensive suite of
customer-facing applications for marketing, sales and service communications," commented Michael McCloskey, CEO of Kana. "We expect significant interest from Kana's customers for Silknet's solutions as it represents a natural progression in the development of an e-business infrastructure."

"Kana and Silknet share a common vision in building an e-business platform that focuses on the customer," said Jay Wood, CEO of Silknet Software. "Kana's industry leading online customer communications solutions, combined with our unique customer-centric e-business applications and platform, delivers a powerful means for our customers to proactively interact, transact and communicate with their customers. The combined products will provide the platform for linking business-to-consumer and business-to-business functions within an e-business."

The transaction, which has been unanimously approved by both the Kana and Silknet Boards of Directors, is subject to approval by Kana and Silknet stockholders and certain other customary closing conditions.. Directors, officers and certain affiliates representing approximately 43% of Silknet's voting power and directors, officers and certain affiliates representing approximately 51% of Kana's voting power have agreed to vote shares held by them in favor of the merger and against competing proposals. The companies expect to close the transaction in the second quarter of 2000. The transaction will be accounted for as a purchase transaction and will be effected on a tax-free basis to stockholders.

        1.  Market Opportunity

According to a June 1999 Forrester Research report, more than eighty percent of online merchants believe that a single integrated view of the customer across the enterprise is critical or very important to their business. However, only approximately two percent have implemented such a solution today.

E-businesses are struggling to realize the promise of e-commerce and recognize that the key to do so is through comprehensive customer communications. Currently, organizations are tasked with managing communications across multiple channels - e-mail, Web, realtime messaging, and voice over the Internet to
phones and to storefronts.   Kana will offer a streamlined solution that
integrates customer interactions and transactions across self-service and collaborative communications channels. With the combined company, a single vendor will address the complexities of e-business customer communications:
Kana.

        2.  The Combined Offering

Comprehensive customer-facing e-business platform and applications
The combination of Kana's online customer communications solutions and Silknet's customer-centric e-business applications and systems will result in a Web-architected e-business platform and a comprehensive suite of customer-facing applications for marketing, sales and service communications. This allows e-businesses to work with one vendor for their complete e-business customer communications needs.

        3. 360 degree view of customer communications across e-mail, Web, and phone

The Kana platform manages the entire online customer communications lifecycle -- from marketing to sales to service. Kana's comprehensive offering enables e-businesses to manage multiple contact channels, including outbound and inbound e-mail, Web-based customer self-service, realtime messaging and voice over the Internet.

With the addition of Silknet's eBusiness System, Kana will extend its solution to include a robust, Web-based framework for enabling and managing personalized interactions with customers, partners or employees across online and traditional communication channels. From personalized marketing, sales, electronic commerce, and customer support, this unique solution integrates customer interactions and transactions across multiple online communication channels, as well as traditional call center contact.

        4.  Improving the customer experience

Kana will improve the customer experience by providing a highly sophisticated self-service solution for customers to help themselves get answers to their questions. For more complex sales situations, the Kana solution will guide customers through the sales process through the use of a virtual sales advisor.

        5.  Personalized portal to the enterprise

The combined company will provide the ability for e-businesses to offer customers a personalized portal to the enterprise, enabling unique, one-to-one interactions and transactions. This allows e-businesses to give customers unique views of all activity across the enterprise including their preferences, support requests, sales questions and order status. In addition, a personal portal can be used in business-to-business transactions to allow different permissions for interacting and transacting with an e-business. For example, an e-business might allow the director of a group to purchase new products and submit service requests, but the group's members may only submit service requests and check order status.

About Silknet Software, Inc.
----------------------------
Silknet Software (NASDAQ:SILK) provides the industry's leading customer-centric e-business applications and systems for Global 2000 and dot.com companies such as Office Depot, Microsoft, Priceline.com, E*Trade, Beyond.com, Sprint, Utility.com, Inacom and Bell Canada. Built from the ground up with Web technologies and standards, Silknet's software allows companies to build strong customer relationships through personalized marketing, sales, electronic commerce and customer support services. Silknet's approach integrates all customer interactions and data whether across the Web, by phone, through e-mail or in person, providing the company's agents, partners and the customers with a single view of their relationship. Silknet is headquartered in Manchester, N.H., with offices across North America and in Europe. Additional information can be obtained on the World Wide Web at http://www.silknet.com or by calling Silknet
                                         ---------------
at (603) 625-0070.

About Kana Communications, Inc.
-------------------------------
Kana Communications, Inc. (NASDAQ:KANA) is a leading provider of comprehensive online customer communications solutions for marketing, sales and service. These mission critical applications support multiple channels of online contact including outbound and inbound e-mail, Web-based customer self-service, realtime messaging and voice over the Internet. The company has more than 350 customers, including 12 of the top 20 most visited sites on the Internet. Kana is based in Redwood City, California, with offices worldwide. For more information about the company, please visit Kana's Web site at http://www.kana.com or call Jason
                                         -------------------
Cigarran at (650) 298-9282 ext. 8873.

In addition, the upcoming Kana User Conference (Feb. 15-16 in San Francisco), the premier event for e-businesses committed to delivering superior online customer communications, is accepting registrants at
http://www.kana.com/press/events/userconf.html.
----------------------------------------------

Kana Communications, Kana and the Kana logo are trademarks of Kana Communications, Inc.

          Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Information in this release that involves Kana's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Kana's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to Kana as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the completion of the Silknet merger, and if completed, the successful integration of Silknet, competition, increased competition due to Kana's expanded product offering, risks associated with the evolving and varying demand for customer communication software, our ability to expand our operations, the successful integration BEI and NetDialog, acceptance of email and the Internet as a communications medium, litigation over property rights, and general economic factors. These and other factors are risks associated with our business that may affect our operating results are discussed in the Company's registration statement on Form S-1 declared effective by the Securities and Exchange Commission ("SEC") on September 21, 1999 and our quarterly reports on Form 10-Q filed with the SEC.


                  ADDITIONAL INFORMATION AND WHERE TO FIND IT

          Kana plans to file a Registration Statement on SEC Form S-4 in connection with the Merger, and Kana and Silknet expect to mail a Joint Proxy Statement/Prospectus to stockholders of Kana and Silknet containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Kana, Silknet, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Kana by directing a request through the Investors Relations portion of Kana's website at http://www.kana.com or by mail to Kana Communications, Inc., 740 Bay Road, Redwood City, CA 94063, attention: Investor Relations, telephone: (650) 298-9282.

          In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Kana and Silknet file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements or other information filed by Kana or Silknet either company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Kana's and Silknet' filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

          Kana, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Kana stockholders in favor of the issuance of Kana common stock in the merger. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed on February 7, 2000.

REPORTERS NOTE: A media teleconference is scheduled for Monday, February 7 at 7:30 a.m. PT/10:30 a.m. ET. Domestic dial-in: 1-800-260-0702 and International:
651-224-7472.  The teleconference call name is "Kana Communications"

For more information contact:
Jason Cigarran
Kana Communications, Inc.
(650) 298-9282 ext. 8873
jcigarran@Kana.com

Sheri Dupart
Blanc and Otus for Kana
(650) 404-0900 ext. 341
sdupart@blancandotus.com

Kyle Flaherty
Silknet Software, Inc.
(603)-665-1308
kflaherty@silknet.com



THE FOLLOWING IS A SLIDE SHOW PRESENTATION GIVEN BY KANA ON FEBRUARY   7, 2000

Michael McCloskey
CEO
Kana Communications, Inc.
[Kana logo]


Ebusiness Solutions for
Online Customer Communications

Pie chart showing content. transaction, and customer communication.


Two Leaders Combine

Creating the Market Leader in a Rapidly Growing Industry

[same pie chart as prior slide (content, transactions and customer communication), with Silknet logo superimposed]


Kana Helps You Increase Customer Loyalty, Drive Revenue, and Decrease Cost

[Diagram of Customer communication cycle the following bullets]

Marketing
*   Engage customers
*   Deliver relevant info
Drive transactions

Sales
*   Increase close rates
*   Cross-sell and up-sell
Leverage other e-Commerce initiatives

Service
*  Decrease average cost per contact
*  Deliver timely, consistent answers
Communicate over multiple channels

[At center of slide:]
*   Customer profiles
*   Knowledge base
    Reporting and analysis

    Kana Helps You Increase Customer Loyalty, Drive Revenue, and Decrease Cost

    Silknet Customer-facing Ebusiness platform

    [Diagram of circle with following text]
         Comprehensive
         360* Customer View

         Improves customer experience
         Personal portals to enterprise

*  Enterprise Integration
    Call Tracking
    Billing
    ERP
    SFA
    CTI

eCommerce Integration
     Online Content
     Commerce
     Transaction Server
     Online Advertising
     Web site

Transaction Overview

*              Deal size              $4.2 billion*
*              Customers              ~450
*              Employees              ~625
*              Exchange ratio         0.83 Kana for 1 Silknet share
*              Structure              100% Stock
*              Kooper/Star ownership  66/34
*              Expected close         Q2 2000
*              Headquarters           Redwood City, CA
    Company                           Kana Communications, Inc

    * Based on Kana's closing stock price on 2/4/00

    Strategic Rationale

*  Establish market leadership with ~ 450 customers
*  Comprehensive, ebusiness platform
*  Large, rapidly growing market
*  Excellent cross-selling opportunities into installed base
*  Consolidates the market and achieves critical mass

   .  600 employees

   .  Over 200 in research and development
   Approximately 200 in sales and marketing worldwide

    World class Ebusiness customers

    [logos]
    Ebay
    GM
    Williams Sonoma
    NBCi
    excite@home
    Chase
    Microsoft
    Ford
    cNet
    Convergys
    GAP
    Nokia
    Northwest
    Travelocity
    Peoplesoft
    Shell
    eToys
    Lycos
    Estee Lauder
    Bell
    Office Depot
    Beyond.com
    Cigna
    3Com
    NationsBank
    Utility.com
    SBC Communications
    Provident Bank
    Sprint

    Expanding distribution through partners

    [logos]
    Anderson consulting
    Cambridge Technology Partners
    Sapient
    Deloitte & Touche
    Microsoft
    Scient
    Viant
    KPMG
    Inventa
    Cap Gemini
    Davox
    Viscious Systems
    CSC
    Graintar Systems

    Customer benefits
*   Comprehensive customer-facing ebusiness platform and applications
*   360 degree view of customer communications across e-mail, Web, and phone
*   Improving the customer experience
    Personalized portal to the enterprise

    Synergies

*   Establishing market leadership
*   Market opportunity
*   Complimentary product solution
*   Customers
*   Partnerships
    Critical mass and outstanding team

    Kana Highlights

    Large, Rapidly Growing Market
    Strategic Ebusiness Platform
    Compelling Customer Value Proposition
    Highly Referenceable, Leverageable Customer Base
    Experienced Management; Focused on High Growth

    Kana logo

*   Additional Information

* Kana plans to file a Registration Statement on SEC Form S-4 in connection with the Merger, and Kana and Silknet expect to mail a Joint Proxy Statement/Prospectus to stockholders of Kana and Silknet containing information about the Merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Kana, Silknet, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and
   ------------------
   these other documents may also be obtained from Kana by directing a request through the Investors Relations portion of Kana's website at http://www.kana.com or by mail to Kana Communications, Inc., 740 Bay Road,
   -------------------
   Redwood City, CA 94063, attention: Jason Cigarran, telephone: (650) 298-9282 ext. 8873.

* In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Kana and Silknet file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any reports, statements or other information filed by Kana or Silknet either company at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Kana's and Silknet' filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.
   ------------------

* Kana, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Kana stockholders in favor of the issuance of Kana common stock in the merger. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed on February 7, 2000.